SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

Del Taco Restaurants, Inc.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

245496 104
(CUSIP Number)

Jodi Ganz, Esq.
Belfer Management LLC
767 Fifth Avenue, 46th Floor
New York, NY 10153
(212) 508-9500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 245496 104	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Eileen Aptman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 867,500
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 867,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 867,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 2.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 245496 104	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Belfer Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,168,750
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,168,750
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,168,750
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 5.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 245496 104	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Laurence D. Belfer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,168,750
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,168,750
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,168,750
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 5.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 245496 104	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Belfer Investment Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,301,250
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,301,250

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,301,250
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 245496 104	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Lime Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 867,500
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 867,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 867,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 2.2%
14	TYPE OF REPORTING PERSON CO

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, $0.0001 par value per share, (the "Common Stock"), of Del Taco Restaurants, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 25521 Commercial Drive, Lake Forest, CA 92630.

Item 2.	IDENTITY AND BACKGROUND

(a) This statement is filed by Eileen Aptman (“Ms. Aptman”), Belfer Management LLC, a Delaware limited liability company (“Belfer Management”), Belfer Investment Partners LP, a Delaware limited partnership (“BIP”), Lime Partners, LLC, a Delaware limited liability company (“Lime”) and Laurence D. Belfer (“Mr. Belfer”, and together with Ms. Aptman, Belfer Management, BIP and Lime, the "Reporting Persons").

(b) The principal business address of each of the Reporting Persons is 767 Fifth Avenue, 46th Floor, New York, NY 10153.

(c) The principal business of each of the Reporting Persons is to manage investments. BIP and Lime hold the investments in the Issuer. The General Partner of BIP is Belfer Management. Mr. Belfer is the sole manager of Belfer Management. Ms. Aptman and Belfer Management are the managers of Lime. Mr. Belfer is the Chief Executive Officer of Belfer Management and Ms. Aptman is the Chief Investment Officer of Belfer Management. Ms. Aptman is a director of the Issuer.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Ms. Aptman and Mr. Belfer are both citizens of the United States of America. The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Belfer Management, BIP and Lime are set forth in Schedule A attached hereto. To the best of the Reporting Persons’ knowledge, except as set forth in this statement on Schedule 13D, none of such individuals owns any Common Stock.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the securities reported herein were derived from available working capital of BIP and Lime. BIP and Lime paid an aggregate of $20,000,978 for the Issuer shares.

Item 4.	PURPOSE OF TRANSACTION

On March 12, 2015, Belfer Investment Partners L.P. (“BIP”) and Lime Partners, LLC (“Lime”) entered into Common Stock Purchase Agreements with Levy Acquisition Corp. (“LAC”) in which LAC agreed to sell to BIP and Lime, subject to the closing of the Merger (described below), an aggregate of 1,000,000 shares of LAC’s common stock at a purchase price of $10.00 per share. Concurrently, Levy Acquisition Sponsor, LLC (the “Sponsor”) entered into Securities Assignment Agreements with BIP and Lime pursuant to which the Sponsor agreed to transfer an aggregate of 168,750 Founder Shares to BIP and Lime (including 42,188 Founder Shares that are subject to forfeiture if certain trading prices of the Common Stock are not met (“Founder Earnout Shares”)) at a price of approximately $0.006 per share upon consummation of the transactions contemplated by the Agreement and Plan of Merger, dated March 12, 2015, by and among LAC, its wholly-owned subsidiary, Levy Merger Sub, LLC, and Del Taco Holdings, Inc. (“DTH”) (the “Merger Agreement”).

On June 30, 2015, LAC consummated the transactions contemplated by the Merger Agreement. In connection therewith, (i) BIP and Lime received 1,000,000 000 shares of the Issuer’s common stock in exchange for their LAC shares and (ii) the Sponsor transferred 101,250 Founder Shares to BIP (including 25,313 Founder Earnout Shares) and 67,500 Founder Shares to Lime (including 16,875 Founder Earnout Shares”) for a price of approximately $0.006 per share. In addition, Levy Epic Acquisition Company II, LLC received shares of the Issuer’s common stock.

On July 1, 2015, Levy Epic Acquisition Company II, LLC dissolved and distributed all of its shares of common stock in the Issuer to its respective members. In connection therewith, BIP received an aggregate of 600,000 shares of the Issuer’s common stock and Lime received an aggregate of 400,000 shares of the Issuer’s common stock.

Concurrent with the closing of the transactions contemplated by the Merger Agreement, the Issuer became bound by the terms of the Stockholders Agreement executed on March 12, 2015 by the Issuer and certain stockholders of DTH, including BIP and Lime (the “Stockholders Agreement”). Pursuant to the terms of the Stockholders Agreement, certain stockholders of the Issuer following the effective time of the Merger are bound by restrictions on the transfer of their common stock in the Issuer. Furthermore, the Issuer has agreed that certain stockholders of the Issuer (including BIP and Lime), upon the consummation of the Merger, shall have certain registration rights pursuant to the Stockholders Agreement whereby the Issuer will be obligated to register their stock with the Securities and Exchange Commission. The Stockholders Agreement may terminate in certain limited circumstances.

The Reporting Persons have no present plan or proposal that would relate to any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Stock or selling some or all of their Common Stock or warrants and, alone or with others, pursuing discussions with the management, the board of directors, other shareholders of the Issuer and third parties with regard to its investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

BIP holds 1,301,250 shares of common Stock, including 25,313 Founder Earnout Shares that are subject to forfeiture as described in Item 4. Belfer Management, BIP and Mr. Belfer share voting and investment power over the shares held by BIP. Lime holds 867,500 shares of Common Stock, including 16,875 Founder Earnout Shares subject to forfeiture as described in Item 4. Belfer Management, Lime, Mr. Belfer and Ms. Aptman share voting and investment power over the shares held by Lime.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth above in Item 4 is incorporated herein by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as exhibits to this Schedule:

Exhibit	Description
1	Joint Filing Agreement dated July 10, 2015

2	Stockholders Agreement of the Issuer (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K of Issuer filed with the SEC on March 12, 2015).

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 10, 2015

By:	/s/ Eileen Aptman
Name: Eileen Aptman

BELFER MANAGEMENT, LLC
By:	/s/ Laurence Belfer
Name: Laurence Belfer
Title: Manager

BELFER INVESTMENT PARTNERS
/s/ Laurence Belfer
Name: Laurence Belfer
Title: Manager of the General Partner

LIME PARTNERS, LLC
/s/ Eileen Aptman
Name: Eileen Aptman
Title: Manager

By: /s/ Laurence D. Belfer
Name: Laurence Belfer

SCHEDULE A
Directors and Officers of Certain Filing Persons

BELFER MANAGEMENT LLC

The following sets for the name, position and principal occupation of each executive officer of Belfer Management. There are no directors of Belfer Management. Each such person is a citizen of the United States of America. The business address of each executive officer is 767 Fifth Avenue, 46th Floor, New York, New York 10153.

Name	Position

Robert A. Belfer	Chairman

Laurence D. Belfer	Manager and Chief Executive Officer

Eileen Aptman	Chief Investment Officer

Cindy Golden	Chief Financial Officer

Jodi Ganz	General Counsel and Chief Operating Officer

BELFER INVESTMENT PARTNERS LP

The General Partner of Belfer Investment Partners LP is Belfer Management LLC. There are no directors or executive officers of Belfer Investment Partners LP.

LIME PARTNERS LLC

The Managers of Lime Partners LLC are Belfer Management LLC and Eileen Aptman. There are no directors or executive officers of Lime Partners LLC.